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Exhibit 12.1

Northwest Airlines Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year ended December 31,
	2002	2001	2000	1999	1998
Earnings:
Income (loss) before income taxes	$(1,220)	$(670)	$435	$487	$(430)
Less: Income (loss) from less than 50% owned investees	37	(5)	92	86	9
Add:
Rent expense representative of interest(1)	247	237	229	199	193
Interest expense net of capitalized interest	385	326	316	348	294
Interest of preferred security holder	25	25	27	27	22
Amortization of debt discount and expense	17	14	11	15	18
Amortization of interest capitalized	5	4	4	4	4

Adjusted earnings	$(578)	$(59)	$930	$994	$92

Fixed charges:
Rent expense representative of interest(1)	$247	$237	$229	$199	$193
Interest expense net of capitalized interest	385	326	316	348	294
Interest of preferred security holder	25	25	27	27	22
Amortization of debt discount and expense	17	14	11	15	18
Capitalized interest	25	29	23	16	17

Fixed charges	$699	$631	$606	$605	$544

Ratio of earnings to fixed charges	— (2)	— (2)	1.53	1.64	—	(2)

(1)
Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)
Earnings were inadequate to cover fixed charges by $1.28 billion, $690 million and $452 million for the years ended December 31, 2002, 2001 and 1998, respectively.

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Northwest Airlines Corporation COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)